LUNDIN MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited - in thousands of US dollars)
	September 30,	December 31,
	2008	2007
ASSETS
Current
Cash and cash equivalents	$45,342	$133,207
Accounts receivable	115,613	110,873
Inventories (Note 3)	50,944	46,791
Prepaid expenses	9,070	11,298
	220,969	302,169
Reclamation fund	55,932	59,174
Mineral properties, plant and equipment (Note 4, 11)	1,971,882	2,233,030
Investments (Note 5)	1,577,455	1,525,181
Other assets	8,021	6,763
Future income tax assets	122,793	80,582
Goodwill (Note 11)	386,047	503,925
	$4,343,099	$4,710,824

LIABILITIES
Current
Accounts payable	$93,066	$106,266
Accrued liabilities	91,523	90,865
Income taxes payable	7,072	103,526
Current portion of long-term debt and capital leases (Note 6)	5,949	8,640
Deferred revenue (Note 7)	5,209	7,243
Forward sales contracts (Note 8)	91	10,502
	202,910	327,042
Long-term debt and capital leases (Note 6)	234,212	89,496
Other long-term liabilities	8,705	5,301
Deferred revenue (Note 7)	139,812	148,878
Provision for pension obligations	16,437	17,074
Asset retirement obligations and other provisions (Note 9)	133,067	132,080
Future income tax liabilities	456,959	448,619
Non-controlling interest	438	528
	1,192,540	1,169,018

SHAREHOLDERS' EQUITY
Share capital	3,219,948	3,233,682
Contributed surplus	22,614	14,179
Accumulated other comprehensive income	113,958	271,301
(Deficit) Retained earnings	(205,961)	22,644
	3,150,559	3,541,806
	$4,343,099	$4,710,824
See accompanying notes to interim consolidated financial statements

APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin, Director	Dale C. Peniuk, Director

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited in thousands of US dollars, except for share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Sales	$191,942	$292,757	$791,758	$806,612
Operating costs	(110,187)	(123,783)	(351,829)	(283,130)
Accretion of asset retirement obligations and other provisions (Note 9)	(4,800)	(2,485)	(10,049)	(4,753)
Selling, general and administration	(5,473)	(6,238)	(32,091)	(18,852)
Stock-based compensation (Note 10)	(2,551)	(6,338)	(8,736)	(9,413)
Earnings before undernoted	68,931	153,913	389,053	490,464

Depreciation, depletion and amortization	(54,317)	(46,639)	(162,250)	(116,573)
General exploration and project investigation	(9,432)	(11,356)	(29,476)	(24,499)
Impairment charges (Note 11)	(228,239)	-	(381,034)	-
Interest and other income and expenses	1,799	7,979	4,623	18,750
Interest and bank charges	(2,907)	(7,520)	(10,186)	(9,263)
(Loss) gain on sale of investments	-	27,452	(1,320)	77,890
Foreign exchange gain (loss)	8,279	(3,970)	(336)	(15,733)
(Loss) gain on forward sales contracts	(1,065)	(18,234)	1,935	(51,416)
Earnings (loss) before income taxes	(216,951)	101,625	(188,991)	369,620
Current income tax recovery (expense)	3,871	(26,598)	(51,740)	(100,207)
Future income tax recovery	14,076	1,564	12,126	13,035
Net earnings (loss) for the period	$(199,004)	$76,591	$(228,605)	$282,448

Earnings (loss) per share
Basic	$(0.51)	$0.20	$(0.59)	$0.88
Diluted	$(0.51)	$0.20	$(0.59)	$0.88

Weighted average number of shares outstanding
Basic	390,427,090	389,832,910	390,553,391	321,101,335
Diluted	390,578,818	390,021,171	390,843,701	321,695,537

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited in thousands of US dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Net earnings (loss) for the period	$(199,004)	$76,591	$(228,605)	$282,448
Other comprehensive income
Decrease in fair value of available-for-sale securities, net of taxes	(65,124)	(13,492)	(100,091)	10,476
Recognized loss on available-for-sale securities disposed during the period	-	(10,415)	(263)	(20,360)
Cumulative translation adjustment	(218,361)	126,120	(56,989)	181,952
	(283,485)	102,213	(157,343)	172,068
Comprehensive income (loss) for the period	$(482,489)	$178,804	$(385,948)	$454,516

See accompanying notes to interim consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited - in thousands of US dollars, except share amounts)

				Accumulated
				Other	(Deficit)
	Number of	Share	Contributed	Comprehensive	Retained
	Shares	Capital	Surplus	Income	Earnings	Total
Balance, December 31, 2007	392,489,131	$3,233,682	$14,179	$271,301	$22,644	$3,541,806
Stock-based compensation	-	-	4,235	-	-	4,235
Exercise of stock options & SARs	75,000	643	(97)	-	-	546
Shares purchased and cancelled pursuant to normal course issuer bid	(2,150,700)	(14,654)	-	-	-	(14,654)
Translation adjustment for the period	-	-	-	167,632	-	167,632
Changes in fair value of available-for-sale securities	-	-	-	(28,477)	-	(28,477)
Recognized loss on available-for-sale securities disposed during the period	-	-	-	24	-	24
Net earnings for the period	-	-	-	-	78,817	78,817
Balance, March 31, 2008	390,413,431	3,219,671	18,317	410,480	101,461	3,749,929
Stock-based compensation	-	-	1,950	-	-	1,950
Translation adjustment for the period	-	-	-	(6,260)	-	(6,260)
Changes in fair value of available-for-sale securities	-	-	-	(6,490)	-	(6,490)
Recognized loss on available-for-sale securities disposed during the period	-	-	-	(287)	-	(287)
Net loss for the period	-	-	-	-	(108,418)	(108,418)
Balance, June 30, 2008	390,413,431	3,219,671	20,267	397,443	(6,957)	3,630,424
Stock-based compensation	-	-	2,551	-	-	2,551
Exercise of stock options & SARs	22,848	277	(204)	-	-	73
Translation adjustment for the period	-	-	-	(218,361)	-	(218,361)
Changes in fair value of available-for-sale securities	-	-	-	(65,124)	-	(65,124)
Net loss for the period	-	-	-	-	(199,004)	(199,004)
Balance, September 30, 2008	390,436,279	$3,219,948	$22,614	$113,958	$(205,961)	$3,150,559

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - in thousands of US dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Operating activities
Net earnings (loss) for the period	$(199,004)	$76,591	$(228,605)	$282,448
Items not involving cash
Depreciation, depletion and amortization	54,317	46,639	162,250	116,573
Impairment charges	228,239	-	381,034	-
Recognition of deferred revenue	(1,718)	(398)	(5,224)	(2,354)
Stock-based compensation	2,551	6,338	8,736	9,413
Future income tax recovery	(14,076)	(1,564)	(12,126)	(13,035)
Gain on sale of investments	-	(27,452)	1,320	(77,890)
Accretion on asset retirement obligations	1,541	-	4,736	-
Provision for pensions	3,259	67	5,313	152
Other	1,038	3,151	2,057	10,502
Unrealized (gain) loss on forward sales contracts	(543)	182	(13,406)	30,365
Unrealized foreign exchange (gain) loss	(9,231)	845	(6,740)	4,255
	66,373	104,399	299,345	360,429
Reclamation payments	(1,752)	(374)	(3,115)	(13,478)
Pension payments	(450)	-	(1,145)	-
Changes in non-cash working capital items	(17,353)	51,247	(126,508)	(44,091)
Cash flow from operating activities	46,818	155,272	168,577	302,860
Financing activities
Common shares issued	73	1,592	619	7,368
Put premium payments	-	(1,982)	-	(9,759)
Deferred income	-	42,500	-	42,500
Proceeds from loans	84,711	713,597	284,369	713,597
Common share buyback	-	-	(17,974)	-
Credit facility and capital lease payments	(62,147)	(653,027)	(133,715)	(654,863)
	22,637	102,680	133,299	98,843
Investing activities
Acquisition of subsidiaries, net of cash	-	(763,268)	-	(763,268)
Mineral property, plant and equipment expenditures	(54,105)	(46,962)	(214,750)	(124,158)
Investment in Tenke Fungurume	(92,700)	(26,396)	(218,100)	(26,396)
Investments in available-for-sale securities	-	(29,720)	(4,675)	(237,687)
Proceeds from the sale of subsidiary, net of cash	-	272,080	-	272,080
Proceeds from sale of investments	-	186,593	48,904	305,089
Other	(1,156)	-	(1,693)	(3,996)
	(147,961)	(407,673)	(390,314)	(578,336)

Effect of foreign exchange on cash and cash equivalents	(6,196)	(18,412)	573	(5,460)
Decrease in cash and cash equivalents during period	(84,702)	(168,133)	(87,865)	(182,093)
Cash and cash equivalents, beginning of period	130,044	388,210	133,207	402,170
Cash and cash equivalents, end of period	$45,342	$220,077	$45,342	$220,077
Supplemental cash flow information (Note 15)

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited -Tabular amounts are in thousands of US dollars, except for share and per share amounts)

1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the “Company” or “Lundin Mining”) are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2007, except as discussed in Note 2 below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2007 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

New Accounting Standards

Effective January 1, 2008 the Company has adopted the following CICA accounting standards:

	a)	Section 1535 – Capital Disclosures

This Section establishes standards for disclosing quantitative and qualitative information about the Company’s capital and how it is managed, thereby enabling users to evaluate the Company’s objectives, policies and processes for managing capital.

	b)	Section 3031 – Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Adoption of this standard did not have any material effect on the financial statements.

	c)	Section 3862 – Financial Instruments – Disclosures

This Section requires additional disclosure of the significance of financial instruments to the Company’s financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

3.	INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2008	2007
Ore stockpiles	$8,015	$9,858
Concentrate stock piles	12,343	11,449
Materials and supplies	30,586	25,484
	$50,944	$46,791

4.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	September 30, 2008
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Net
Exploration properties	$272,357	$-	$272,357
Mineral properties	1,791,173	463,506	1,327,667
Plant and equipment	393,376	117,047	276,329
Development	95,529	-	95,529
	$2,552,435	$580,553	$1,971,882

	December 31, 2007
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Net
Exploration properties	$281,787	$-	$281,787
Mineral properties	1,796,200	298,775	1,497,425
Plant and equipment	421,962	73,288	348,674
Development	105,144	-	105,144
	$2,605,093	$372,063	$2,233,030

During the year, the Company wrote down mining assets as detailed in Note 11.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

5.	INVESTMENTS

Investments include the following:

	September 30,	December 31,
	2008	2007
Available-for-sale securities	$42,566	$207,814
Equity investments	1,534,889	1,317,367
	$1,577,455	$1,525,181

(a)	Available-for-sale securities

Available-for-sale securities consist of marketable securities which had a market value of $42.6 million at September 30, 2008 (December 31, 2007 – $207.8 million). These investments consist of shares in publicly traded mining and exploration companies.

The Company holds less than a 20% equity interest in each of the company in which it holds available-for-sale securities and does not exercise significant influence over any of these companies.

(b)	Equity investments

Equity investments consist of the following:

	September 30,	December 31,
	2008	2007
Tenke Fungurume Holdings Ltd. ("TFH")	$1,532,914	$1,314,814
Sanu Resources Inc.	1,975	2,553
	$1,534,889	$1,317,367

During the third quarter ended September 30, 2008, the Company made additional cash advances of $92.7 million to fund its portion of the Tenke project expenditures.

In February 2008, Tenke Fungurume Mining S.A.R.L (“TFM”), an equity investment in which the Company indirectly holds a 24.75% interest through its investment in TFH, received a letter from the Ministry of Mines, Government of the Democratic Republic of Congo (the “GDRC”) pertaining to the review of mining contracts in the country. The letter requested that further discussions take place with Gécamines, the DRC state-owned mining company which holds 17.5% interest in TFM. Freeport McMoRan Copper and Gold Inc. (“Freeport”) holds the remaining 57.75% interest in the project.

The topics for discussion involve such matters as the quantum of transfer payments, percentage share ownership and its involvement in the management in TFM, regularization of certain issues under Congolese law and the implementation of social plans. These items are currently established under various agreements with the GDRC and Gécamines.

The Company believes that its existing agreements with Freeport and TFM’s agreements with the GDRC and Gécamines are legally binding, that all associated issues have been dealt with fully under Congolese law, that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code and that the terms are fair and reasonable to all parties. An appropriate response has been made to Gécamines, the Ministry of Mines and other appropriate ministries of the GDRC. Discussions are continuing; however, until there is a resolution in this matter, the carrying value of the Company’s interest may be subject to uncertainty.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

6.	LONG TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of:

	September 30,	December 31,
	2008	2007
Five-year revolving credit facility	$187,718	$40,352
Somincor bonds due 2009	38,006	39,369
Capital lease obligations	5,299	8,358
Deferred employee housing sales	263	274
Investment incentive loan	-	729
Aljustrel debt	2,428	2,516
Rio Narcea debt	6,447	6,538
	240,161	98,136
Less: current portion	(5,949)	(8,640)
	$234,212	$89,496

The fair value of long-term debt approximates its carrying value.

7.	DEFERRED REVENUE

The following table summarizes the changes in deferred revenue balance:

Balance, December 31, 2007	$156,121
Recognition during period	(5,224)
Additions during the period	1,154
Effect of changes in foreign exchange rates	(7,030)
145,021
Less: current portion	(5,209)
Balance, September 30, 2008	$139,812

8.	FORWARD SALES CONTRACTS

The Company has entered into forward sale contracts for the purpose of managing the related risks and are not for trading purposes. As at September 30, 2008, the Company had future metal delivery commitments as follows:

		Outstanding Forward Sales Contracts
		due in 2008
				Fair Value as at
	Units	Quantity	Average price	September 30, 2008

Lead	tonnes	1,125	$0.54	$(696)
Zinc	tonnes	600	$1.22	605
				$(91)

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

9.

ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to mining operations are as follows:

		Employee
	Site	Severance due
	Restoration	on mine closure	Total

Balance, December 31, 2007	$121,871	$10,209	$132,080
Accretion expense	4,736	-	4,736
Provision for mine closure severance	-	5,313	5,313
Reclamation expenditures	(3,115)	-	(3,115)
Changes in estimates	(85)	-	(85)
Effect of changes in foreign exchange rates	(4,721)	(1,141)	(5,862)
Balance, September 30, 2008	$118,686	$14,381	$133,067

10.	STOCK BASED COMPENSATION

During the three months ended September 30, 2008, the Company granted 5,035,000 incentive stock options to employees at a weighted average price of CAD$4.46 per share. The options expire between August 5, 2011 and December 31, 2013.

The Company uses the Black Scholes model to estimate the fair value for all stock-based compensation to employees, directors and officers. During the third quarter of 2008, the fair value of all new stock option grants was $7.9 million (2007 - $16.2 million). The Company recorded a stock compensation expense of $2.6 million for the third quarter of 2008 (2007 - $6.3 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assumes a risk-free interest rate between 2.8% and 3.1%, no dividend yield, expected life between 1.5 years and 4.3 years and an expected price volatility between 48% and 55%.

The unrecognized stock compensation expense for unvested options at September 30, 2008 was $12.7 million.

The continuity of incentive stock options issued and outstanding is as follows:

	Number of	Weighted average
	Options	exercise price (CAD$)

Outstanding, December 31, 2007	6,117,828	$5.11
Granted during the year	6,176,040	4.97
Cancelled during the year	(270,000)	12.67
Exercised during the year	(97,848)	6.44
Expired during the year	(75,000)	10.80
Outstanding, September 30, 2008	11,851,020	$8.29

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

The following table summarizes options outstanding as at September 30, 2008, as follows:

	Outstanding Options			Exercisable Options
		Weighted	Weighted		Weighted
		Average	Average		Average	Weighted
	Number of	Remaining	Exercise	Number of	Remaining	Average
Range of exercise	Options	Contractual	Price	Options	Contractual	Exercise
prices (CAD$)	Outstanding	Life (Years)	(CAD$)	Exercisable	Life (Years)	Price (CAD$)
$2.28 - $5.79	5,199,220	4.1	$4.42	584,220	2.5	$4.43
$5.80 - $10.59	2,416,040	3.9	8.60	1,514,940	3.8	8.28
$10.60 - $14.97	4,235,760	3.5	12.87	3,099,360	3.3	12.88
	11,851,020	3.8	$8.29	5,198,520	3.3	$10.59

11.	ASSET IMPAIRMENT

Long-lived assets should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. During the second and third quarters of 2008, the Company undertook a review of all mining assets and goodwill in light of recent economic events and associated declines in the outlook for metal prices in the near-to-mid term.

A two step process determines impairment of long-lived assets. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. Impairment exists if the carrying amount of the assets exceeds the sum of the undiscounted cash flows expected from the assets. The amount of the impairment loss is determined as the amount by which the carrying value of the asset exceeds the fair value, using discounted future cash flows. The discounting of future cash flows requires management to make estimates and use assumptions which include, but are not limited to, forecast metal prices, discount rates, operating costs, exchange and inflation rates and the estimated useful life of the assets.

Goodwill should be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The goodwill impairment test consists of a comparison of the fair value of a reporting unit compared with its carrying amount, including goodwill, in order to identify a potential impairment. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill should be compared with its carrying amount to measure the amount of the impairment loss.

As a result of the review it was determined that the Company’s long-lived assets and goodwill were impaired and a write-down was recorded as follows:

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

	Three months ended	Three months ended	Nine months ended
	June 30, 2008	September 30, 2008	September 30, 2008
Goodwill
Rio Narcea	$-	$17,422	$17,422
Eurozinc	-	84,858	84,858
Mineral properties
Aljustrel	35,867	8,117	43,984
Galmoy	-	18,168	18,168
Aguablanca	-	81,049	81,049
Plant and equipment
Galmoy	-	9,100	9,100
Aguablanca	-	9,525	9,525
Development
Aljustrel	86,052	-	86,052
Total impairment of long-lived assets	$121,919	$228,239	$350,158
Other items
Inventories	7,847	-	7,847
Provision for contractual liabilities	23,029	-	23,029
Total asset impairment	$152,795	$228,239	$381,034

The impairment charges resulted in a tax recovery of $27.2 million, net of the effect of future tax valuation allowances recognized.

12.	SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland and the Democratic Republic of Congo (“DRC”). The Company has reportable segments as identified by the individual mining operations at each of its operating mines as well as its significant investment in the Tenke Fungurume project. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors whereby its revenues or assets comprise 10% or more of the total revenues or assets of the Company.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

Segmented Information - Operational
For the three months ended September 30, 2008

					Tenke
	Neves Corvo**	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total

Sales	$119,698	$29,745	$24,194	$15,549	$-	$2,756	$191,942
Earnings before undernoted	62,448	11,437	4,662	1,570	-	(11,186)	68,931
Depreciation and amortization	(23,817)	(4,533)	(18,331)	(7,429)	-	(207)	(54,317)
General exploration and project investigation	(5,964)	250	(1,201)	(394)	-	(2,123)	(9,432)
Impairment charges	(92,975)	-	(107,994)	(27,270)	-	-	(228,239)
Interest and other income and expenses	126	172	128	373	-	1,000	1,799
Interest and bank charges	72	(16)	(233)	-	-	(2,730)	(2,907)
Foreign exchange gain (loss)	11,858	1,868	1,106	304	-	(6,857)	8,279
Loss on forward sales contracts	710	(1,775)	-	-	-	-	(1,065)
Income tax (expense) recovery	(8,757)	(1,519)	29,447	(8,654)	-	7,430	17,947
Net earnings (loss)	$(56,299)	$5,884	$(92,416)	$(41,500)	$-	$(14,673)	$(199,004)

Capital assets*	$1,264,128	$170,198	$406,137	$61,945	$1,532,914	$69,474	$3,504,796
Total segment assets	$1,640,668	$298,762	$611,810	$107,689	$1,532,914	$151,256	$4,343,099
Capital expenditures	$41,154	$6,549	$2,234	$3,072	$92,700	$1,096	$146,805

For the nine months ended September 30, 2008
					Tenke
	Neves Corvo**	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$482,438	$112,443	$111,361	$61,893	$-	$23,623	$791,758
Earnings before undernoted	311,486	59,374	35,847	13,129	-	(30,783)	389,053
Depreciation and amortization	(70,648)	(15,031)	(54,401)	(21,436)	-	(734)	(162,250)
General exploration and project investigation	(15,923)	4	(3,201)	(2,219)	-	(8,137)	(29,476)
Impairment charges	(245,770)	-	(107,994)	(27,270)	-	-	(381,034)
Interest and other income and expenses	(474)	586	1,132	1,102	-	2,277	4,623
Interest and bank charges	(3,092)	(218)	(798)	(8)	-	(6,070)	(10,186)
Loss on sale of investments	-	-	-	-	-	(1,320)	(1,320)
Foreign exchange gain (loss)	3,876	260	267	(191)	-	(4,548)	(336)
Gain on forward sales contracts	1,201	734	-	-	-	-	1,935
Income tax (expense) recovery	(64,121)	(11,655)	33,742	(8,342)	-	10,762	(39,614)
Net earnings	$(83,465)	$34,054	$(95,406)	$(45,235)	$-	$(38,553)	$(228,605)

Capital expenditures	$169,796	$5,731	$31,217	$5,635	$218,100	$2,371	$432,850

*	Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume
**	Includes Aljustrel mine under development

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

Segmented Information - Operational
For the three months ended September 30, 2007
						Tenke
	Neves Corvo**	Zinkgruvan	Aguablanca	Galmoy	Fungurume		Other	Total
Sales	$160,620	$52,028	$41,343	$29,480		$-	$9,286	$292,757
Earnings before undernoted	109,083	38,541	421	15,446		-	(9,578)	153,913
Depreciation and amortization	(24,199)	(3,944)	(12,054)	(4,513)		-	(1,929)	(46,639)
General exploration and project investigation	(7,023)	(1,388)	(1,195)	(1,038)		-	(712)	(11,356)
Interest and other income and expenses	8,054	(34)	567	350		-	(958)	7,979
Interest and bank charges	(1,738)	(11)	(69)	(5)		-	(5,697)	(7,520)
Gain (loss) on sale of investments	(27)	-	-	-		-	27,479	27,452
Foreign exchange gains (losses)	(8,595)	(2,020)	4,623	(310)		-	2,332	(3,970)
Gain (loss) on forward sales contracts	(5,267)	-	294	-		-	(13,261)	(18,234)
Income tax (expense) recovery	(15,882)	(8,963)	1,830	(6,407)		-	4,388	(25,034)
Net earnings	$54,406	$22,181	$(5,583)	$3,523	$		$2,064	$76,591

Capital assets*	$1,473,217	$161,654	$528,570	$110,572		$1,460,009	$80,298	$3,814,320
Total segment assets	$2,473,334	$424,894	$873,540	$154,792		$1,460,009	$(58,031)	$5,328,538
Capital expenditures	$42,601	$2,110	$-	$1,394		$26,396	$857	$73,358

For the nine months ended September 30, 2007
					Tenke
	Neves Corvo**	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total

Sales	$474,515	$159,948	$41,343	$82,119	$-	$48,687	$806,612
Earnings before undernoted	336,640	118,312	421	38,932	-	(3,841)	490,464
Depreciation and amortization	(68,574)	(13,707)	(12,054)	(13,947)	-	(8,291)	(116,573)
General exploration and project investigation	(14,160)	(2,314)	(1,392)	(2,604)	-	(4,029)	(24,499)
Interest and other income and expenses	15,483	341	567	758	-	1,601	18,750
Interest and bank charges	(3,605)	(51)	(69)	(21)	-	(5,517)	(9,263)
Gain (loss) on sale of investments	-	-	-	-	-	77,890	77,890
Foreign exchange gains (losses)	(15,523)	(1,492)	4,623	(796)	-	(2,545)	(15,733)
Gain (loss) on forward sales contracts	(19,966)	-	294	-	-	(31,744)	(51,416)
Income tax (expense) recovery	(61,045)	(28,496)	1,830	(9,662)	-	10,201	(87,172)
Net earnings	$169,250	$72,593	$(5,780)	$12,660	$-	$33,725	$282,448
Capital expenditures	$94,073	$13,157	$-	$4,179	$26,396	$12,749	$150,554

*     Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume
**   Includes Aljustrel mine under development

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

Segmented Information - Geographical
For the three months ended September 30, 2008
	Portugal	Spain	Sweden	Ireland		DRC	Other	Total
Sales	$119,698	$24,194	$32,501	$15,549		$-	$-	$191,942
Earnings before undernoted	62,448	4,662	8,506	1,570		-	(8,255)	68,931
Depreciation and amortization	(23,817)	(18,331)	(4,629)	(7,429)		-	(111)	(54,317)
General exploration and project investigation	(5,964)	(1,201)	(1,589)	(394)		-	(284)	(9,432)
Impairment charges	(92,975)	(107,994)	-	(27,270)		-	-	(228,239)
Interest and other income and expenses	126	128	884	373		-	288	1,799
Interest and bank charges	72	(233)	(1,560)	-		-	(1,186)	(2,907)
Foreign exchange gain (loss)	11,858	1,106	(4,753)	304		-	(236)	8,279
Gain (loss) on sale of forward sales contracts	710	-	(1,775)	-		-	-	(1,065)
Income tax (expense) recovery	(8,757)	29,447	10,028	(8,654)		-	(4,117)	17,947
Net earnings	$(56,299)	$(92,416)	$5,112	$(41,500)		$-	$(13,901)	$(199,004)
Capital assets*	$1,264,128	$172,101	$406,137	$61,945		$1,532,914	$67,571	$3,504,796
Total segment assets	$1,640,668	$611,810	$233,248	$107,689		$1,532,914	$216,770	$4,343,099
Capital expenditures	$41,175	$6,596	$2,234	$3,072		$92,700	$1,028	$146,805

For the nine months ended September 30, 2008
	Portugal	Spain	Sweden	Ireland		DRC	Other	Total
Sales	$482,438	$111,361	$136,066	$61,893		$-	$-	$791,758
Earnings before undernoted	311,486	35,847	54,275	13,129		-	(25,684)	389,053
Depreciation and amortization	(70,648)	(54,401)	(15,496)	(21,436)		-	(269)	(162,250)
General exploration and project investigation	(15,923)	(3,201)	(7,847)	(2,219)		-	(286)	(29,476)
Impairment charges	(245,770)	(107,994)	-	(27,270)		-	-	(381,034)
Interest and other income and expenses	(474)	1,132	587	1,102		-	2,277	4,624
Interest and bank charges	(3,092)	(798)	(4,449)	(8)		-	(1,840)	(10,187)
Gain (loss) on sale of investments	-	-	-	-		-	(1,320)	(1,320)
Foreign exchange gains (losses)	3,876	267	(3,959)	(191)		-	(329)	(336)
Gain (loss) on forward sales contracts	1,201	-	734	-		-	-	1,935
Income tax (expense) recovery	(64,121)	33,742	11,748	(8,342)		-	(12,641)	(39,614)
Net earnings	$(83,465)	$(95,406)	$35,593	$(45,235)	$		$(40,092)	$(228,605)
Capital expenditures	$169,826	$31,217	$5,731	$5,635		$218,100	$2,341	$432,850

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

Segmented Information- Geographical
For the three months ended September 30, 2007
	Portugal	Spain	Sweden	Ireland		DRC	Other	Total
Sales	$160,620	$41,343	$61,314	$29,480		$-	$-	$292,757
Earnings before undernoted	109,083	421	37,786	15,446		-	(8,823)	153,913
Depreciation and amortization	(24,199)	(12,054)	(6,369)	(4,513)		-	496	(46,639)
General exploration and project investigation	(7,023)	(1,195)	(2,055)	(1,038)		-	(45)	(11,356)
Interest and other income and expenses	8,054	567	(1,916)	350		-	924	7,979
Interest and bank charges	(1,738)	(69)	(5,202)	(5)		-	(506)	(7,520)
Gain (loss) on sale of investments	(27)	-	-			-	27,479	27,452
Foreign exchange gain (loss)	(8,595)	4,623	2,572	(310)		-	(2,260)	(3,970)
Gain (loss) on forward sales contracts	(5,267)	294	(13,261)			-	-	(18,234)
Income tax (expense) recovery	(15,882)	1,830	197	(6,407)		-	(4,772)	(25,034)
Net earnings (loss)	$54,406	$(5,583)	$11,752	$3,523		$-	$12,493	$76,591
Capital assets*	$1,524,546	$528,570	$163,666	$110,572		$1,460,009	$26,957	$3,814,320
Total segment assets	$2,473,334	$873,540	$246,675	$154,792		$1,460,009	$120,188	$5,328,538
Capital expenditures	$42,601	$-	$2,232	$1,394		$26,396	$735	$73,358

For the nine months ended September 30, 2007
	Portugal	Spain	Sweden	Ireland		DRC	Other	Total
Sales	$474,515	$41,343	$208,635	$82,119		$-	$-	$806,612
Earnings before undernoted	336,640	421	130,722	38,932		-	(16,251)	490,464
Depreciation and amortization	(68,574)	(12,054)	(22,626)	(13,947)		-	448	(116,753)
General exploration and project investigation	(14,160)	(1,392)	(6,287)	(2,604)		-	(56)	(24,499)
Interest and other income and expenses	15,465	567	(266)	758		-	2,226	18,750
Interest and bank charges	(3,605)	(69)	(5,251)	(21)		-	(317)	(9,263)
Gain (loss) on sale of investments	18	-	-	-		-	77,872	77,890
Foreign exchange gain (loss)	(15,523)	4,623	1,370	(796)		-	(5,407)	(15,733)
Gain (loss) on forward sales contracts	(19,966)	294	(31,744)	-		-	-	(51,416)
Income tax (expense) recovery	(61,045)	1,830	(13,523)	(9,662)		-	(4,772)	(87,172)
Net earnings	$169,250	$(5,780)	$52,395	$12,660	$		$53,743	$282,268
Capital expenditures	$94,073	$-	$14,054	$4,179		$26,396	$11,852	$150,554

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

13.	MANAGEMENT OF CAPITAL RISK

The Company’s objectives when managing its capital include ensuring a sufficient combination of positive operating cash flows and debt financing in order to meet its ongoing capital development and exploration programs in a way that maximizes the shareholder return given the assumed risks of its operations while at the same time safeguarding the Company’s ability to continue as a going concern. The Company considers the following items as capital: shareholders’ equity and long-term debt.

Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions in the jurisdictions in which it operates. In doing so, the Company may issue new shares or debt, buyback issued shares or pay off any outstanding debt, or make changes to its portfolio of strategic investments. The Company’s current policy is to not pay out dividends but to reinvest its earnings in the business.

Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors of proposed expenditure programs and market conditions within the mining industry.

The Company continues to be in compliance with all externally imposed capital requirements, specifically as they relate to debt covenants on its five-year revolving credit facility (Note 6).

14.	MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain financial risks, including currency risk, price risk, credit risk, interest rate risk, and liquidity risk.

Currency Risk

The Company is exposed to currency risk related to changes in rates of exchange between the US dollar and the local currencies of the Company’s principal operating subsidiaries. The Company’s revenues and certain debt are denominated in US dollars, while the Company’s operating and capital expenditures are denominated in the local currencies. A significant change in the currency exchange rates between the US dollar and either of the aforementioned foreign currencies could have an effect on the Company’s net earnings and on other comprehensive income.

As at September 30, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US and Canadian dollars held by foreign subsidiaries that report in Euros and Swedish Kronor as noted below:

	US Dollar	Canadian Dollar

Cash and cash equivalents	12,057	115
Other working capital items	47,720	-
Available-for-sale investments	-	13,800
Long-term debt	125,500	-

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

Price Risk

The Company is subject to price risk associated with fluctuations in the market prices for metals. At present the Company has chosen to unwind its existing forward sales contracts based on its overall view of the commodity markets; however, it may at its election use forward or derivative contracts to manage its exposure to changes in commodity prices, the use of which are subject to appropriate approval procedures. The Company is also subject to price risk on its derivatives profile and on the final settlement of its trade receivables.

The sensitivity of the Company’s financial instruments before considering the effect of increased metal prices on smelter treatment charges is as follows:

	Price on		Effect on
	September 30/08		pre] tax earnings
	($US/tonne)	Change	($ millions)
Copper	6,419	+10%	14.8
Zinc	1,650	+10%	4.7
Lead	1,801	+10%	1.8
Nickel	15,755	+10%	3.9

Credit Risk

The exposure to credit risk arises through the failure of a customer or another third party to meet its contractual obligations to the Company. Cash balances are held in banks which are considered to be of high credit quality. The Company believes that its maximum exposure to credit risk as at September 30, 2008 is the carrying value of its trade receivables. The Company does not hold any asset backed commercial paper.

Interest Rate Risk

The Company’s exposure to interest rate risk arises both from the interest rate impact on its cash and cash equivalents as well as on its debt facilities. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any short-term investments included in cash and cash equivalents as they are generally held to maturity with large financial institutions. The Company does not own any asset-backed commercial paper.

As at September 30, 2008, holding all other variables constant and considering the Company’s outstanding debt of $240.2 million, a 1% change in the interest rate would result in an approximate $2.4 million interest expense on an annualized basis.

Liquidity Risk

The Company actively manages its liquidity risk through the use of its cash and cash equivalents as well as its credit facilities. The treasury function is responsible for monitoring actual spending versus forecasted cash flows and selecting short-term investments with maturity profiles that match the expected timing of its obligations.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for share and per share amounts)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,
	2008	2007

Changes in non cash working capital items consist of:
Accounts receivable and other current assets	$51,355	$40,021
Accounts payable and other current liabilities	(68,708)	11,226
	$(17,353)	$51,247

Operating activities included the following cash payments:
Interest paid	$1,466	$7,836
Income taxes paid	$31,336	$32,545

	Nine months ended September 30,
	2008	2007

Changes in non cash working capital items consist of:
Accounts receivable and other current assets	$(5,088)	$(23,888)
Accounts payable and other current liabilities	(121,420)	(20,203)
	$(126,508)	$(44,091)

Operating activities included the following cash payments:
Interest paid	$4,540	$8,747
Income taxes paid	$154,163	$111,624